John Hancock Current Interest

601 Congress Street

Boston, Massachusetts 02210-2805

July 13, 2010

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Brion R. Thompson, Esq.

Re:          John Hancock Current Interest — File Nos.: 002-50931 and 811-02485
Post-Effective Amendment to Registration Statement on Form N-1A filed May 18, 2010

Dear Mr. Thompson:

This letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) conveyed in a telephone conversation on Tuesday, July 6, 2010, with respect to post-effective amendment no. 72 to the registration statement on Form N-1A (the “Amendment”) of John Hancock Current Interest (the “Trust”), on behalf of John Hancock Money Market Fund (the “Fund”), under the Securities Act of 1933, as amended (the “Securities Act”), filed with the SEC on May 18, 2010 pursuant to Rule 485(a) under the Securities Act (Accession No. 0000950123-10-050908).

In response to the comments that we received from the Staff, we hereby respectfully submit the following responses.  We have, for the Staff’s convenience, summarized below the comments provided by the Staff, followed immediately by the Trust’s response.  Capitalized terms have the same meanings as used by the Trust in the Amendment.

I.       General Comment

1.           Comment — Revisions to Money Market Fund Regulations.  Briefly discuss the changes that the Fund has undertaken to comply with recent revisions to the SEC’s money market fund regulations, including revisions to Rule 2a-7 under the Investment Company Act of 1940, as amended.  See Money Market Fund Reform, Investment Company Release No. 29132, February 23, 2010.

Response.  The Fund has made numerous changes to its disclosure, as well as to its investment and operating policies, in response to the recent revisions to the SEC’s money market fund rules.  On May 5, 2010, after obtaining approval from the Trust’s Board of Trustees, the Fund filed with the SEC and delivered to shareholders a supplement to the Fund’s prospectus and Statement of Additional Information (the “SAI”) detailing these changes, which include the following, among others:

•         Shortening the Fund’s maximum average dollar-weighted maturity from 90 to 60 days;

•         Adopting a maximum average dollar-weighted average life of 120 days;

•         Lowering the percentage of the Fund’s assets that may be invested in Second Tier securities (as defined in Rule 2a-7) from 5% to 3%, as well as adopting a policy that the Fund can invest no more than 0.50% of its assets in Second Tier securities of a single issuer;

Securities and Exchange Commission

July 13, 2010

•         Lowering the percentage of the Fund’s assets that may be invested in illiquid securities from 10% to 5%;

•         Adopting a policy to maintain at least 10% of assets in Daily Liquid Assets and 30% in Weekly Liquid Assets (as these terms are defined in Rule 2a-7);

•         Designating four nationally recognized statistical rating organizations for use in determining whether an investment is an Eligible Security under Rule 2a-7);

•         Developing stress testing procedures, as required under amended Rule 2a-7; and

•         Revising the Fund’s policies regarding compliance with Rule 2a-7 and portfolio holdings disclosure.

The revisions concerning portfolio liquidity and quality became effective on May 28, 2010, and the revisions concerning portfolio maturity became effective on June 30, 2010.

II.      Prospectus Comments

2.           Comment — Summary Prospectus.  Please state whether the Fund intends to use a Summary Prospectus in accordance with Rule 498 under the Securities Act, and, if so, please provide a sample of the legend that will be included at the beginning of the Summary Prospectus.  In the legend, the Fund may incorporate by reference only the Fund’s Statutory Prospectus, the SAI and the financial highlights information in the Fund’s annual report, so long as the annual report has been incorporated by reference into the Statutory Prospectus.

Response.  The Fund intends to use a Summary Prospectus, which will be filed with the SEC in accordance with Rule 497(k) under the Securities Act.  The following is the legend that will be included at the beginning of the Summary Prospectus:

Before you invest, you may want to review the fund’s prospectus, which contains more information about the fund and its risks.  You can find the fund’s prospectus and other information about the fund, including the statement of additional information and most recent reports, online at www.jhfunds.com/Forms/Prospectuses.aspx.  You can also get this information at no cost by calling 1-800-225-5291 or by sending an e-mail request to info@jhfunds.com.  The fund’s prospectus and statement of additional information, both dated 8-1-10, and most recent financial highlights information included in the shareholder report, dated 3-31-10, are incorporated by reference into this Summary Prospectus.

3.           Comment — Fund summary — Investment objective.  Under the heading “Investment objective,” please move the sentence that reads “The fund intends to maintain a stable $1.00 share price.” to the “Principal risks” section pursuant to Item 4(b)(1)(ii) of Form N-1A.  In addition, in the first paragraph under the heading “Principal risks,” please delete the phrase stating that “The fund’s shares will go up and down in price.”

Response.  The requested change to the “Investment objective” section will be made.  In addition, the second sentence of the first paragraph of the “Principal risks” section will be revised to reflect that the Fund intends to maintain a stable $1.00 share price.  Accordingly, the first paragraph will be revised to read as follows:

An investment in the fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.  The fund intends to maintain a stable $1.00 share price.  Although the fund seeks to maintain a stable $1.00 share price, the value of the fund’s shares could go down in price, meaning that you could lose money by investing in the fund.  Many factors influence a mutual fund’s performance.

Securities and Exchange Commission

July 13, 2010

4.           Comment — Fund summary — Past performance.  In the third sentence of the introductory paragraph to this section, please delete the phrase “(before and after taxes)” pursuant to Item 4(b)(2)(iii) of Form N-1A.

Response.  The requested change will be made.

5.           Comment — Fund summary — Past performance —Average annual total returns.  In the “Average annual total returns” table, please delete the footnote regarding termination of front-end sales charges, as Item 4(b)(2) of Form N-1A neither requires nor permits this type of footnote.

Response.  The requested change will be made.

6.           Comment — Fund summary — Taxes.  Please delete the first six sentences in the paragraph under this heading, as Item 7 of Form N-1A neither requires nor permits this disclosure.

Response.  The requested change will be made.  This disclosure has been moved to a later section of the Statutory Prospectus under the heading “Dividends and account policies.”

7.           Comment — Fund details.  In accordance with Item 9(b) of Form N-1A, please describe how the Fund intends to achieve its investment objective.

Response.  The requested disclosure will be provided.  The following will be added to the “Fund details” section:

In seeking to achieve its investment objective, the fund invests only in high quality U.S. dollar-denominated securities issued by: U.S. and foreign companies, banks and governments; U.S. agencies, states and municipalities; and international organizations, such as the World Bank and the International Monetary Fund.  The fund also may invest in repurchase agreements based on these securities.

In managing the fund, the subadviser searches aggressively for the best values on securities that meet the fund’s credit and maturity requirements.  The subadviser tends to favor corporate securities and looks for relative yield advantages between, for example, a company’s secured and unsecured short-term debt obligations.

8.           Comment — Fund details — Who’s who — Trustees.  Under the heading “Trustees” in this section, as the Fund does not have a policy to invest at least 80% of its assets in investments suggested by the Fund’s name, please delete the reference to such a policy.

Response.  The requested change will be made.

9.           Comment — Fund details — Who’s who — Additional information about fund expenses.  In the last sentence of the first paragraph, please delete the reference to expense levels changing as a result of the termination or expiration of expense cap reimbursements and/or fee waivers.

Response.  The requested change will be made.

III.     Statement of Additional Information Comments

10.        Comment — SAI — Organization of the Fund.  Please disclose the date that the Trust was organized in this section.

Response.  The requested disclosure will be provided.  This section will be revised to disclose that the Trust was organized on October 8, 1991.

Securities and Exchange Commission

July 13, 2010

11.        Comment — SAI — Investment Restrictions.  Please disclose the Fund’s fundamental policy with respect to purchasing commodities, in accordance with Item 16(c)(1)(v) of Form N-1A.

Response.  The requested disclosure will be provided.  The following investment restriction, which was inadvertently omitted in the Amendment, will be added to the “Investment Restrictions” section:

The Fund may not purchase or retain mineral leases, commodities or commodity contracts (except contracts for the future delivery of fixed income securities, stock index and currency futures and options on such futures) in the ordinary course of its business.  The Fund reserves the freedom of action to hold and to sell mineral leases, commodities or commodity contracts acquired as a result of the ownership of securities.

12.        Comment — SAI — Distribution Contracts.  Please disclose the address of John Hancock Funds, LLC, the Fund’s distributor (the “Distributor”).

Response.  The requested disclosure will be provided.  This section will be revised to disclose that the Distributor is located at 601 Congress Street, Boston, Massachusetts 02210.

_____________________________________________________

The Staff has requested that the Trust provide the following representations in its response to the Staff’s comments:

In connection with the Amendment, the Trust acknowledges that:

1.             The Trust is responsible for the adequacy and accuracy of the disclosure in the Amendment;

2.             Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Amendment; and

3.             The Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

The Fund intends to file a post-effective amendment to its registration statement on Form N-1A to update the Fund’s financial information as of the fiscal year ended March 31, 2010.  This subsequent amendment also will reflect the above responses to the Staff’s comments.  Thank you for your prompt attention to these matters.  We hope that these foregoing responses adequately address the comments.  If you have any questions, please do not hesitate to contact me at (617) 663-4324.

Sincerely,

/s/ Nicholas J. Kolokithas

Nicholas J. Kolokithas

Assistant Secretary

John Hancock Current Interest